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                             June 1, 2023

       Paul Bay
       Chief Executive Officer
       Ingram Micro Holding Corporation
       3351 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Ingram Micro
Holding Corporation
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted May 12,
2023
                                                            CIK No. 0001897762

       Dear Paul Bay:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form S-1

       Summary
       Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data
       Non-GAAP Financial Measures, page 20

   1. We read your response to comment 1. Please revise your income tax adjustments to arrive at income from
operations after taxes on page 22 so that the difference between (a) the income taxes on income
from operations and (b) the overall provision for income taxes is solely the removal of
the current and deferred income taxes associated with the total other
                                                        (income) expenses
adjustment. Refer to Question 102.11 of the Non-GAAP Financial
                                                        Measures Compliance and
Disclosure Interpretations.
 Paul Bay
Ingram Micro Holding Corporation
June 1, 2023
Page 2
Consolidated Financial Statements for the Fiscal Year Ended December 31, 2022 Notes to Consolidated Financial Statements
Revision of Previously Issued Consolidated Financial Statements, page F-22

2. We read your response to comment 2. Please revise your disclosures in the filing to clarify that the $122 million overstatement of cash used in operating activities for the twenty-six weeks ended July 2, 2022 was material and provide appropriate ASC 250 disclosures.
       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Bay
                                                             Division of
Corporation Finance
Comapany NameIngram Micro Holding Corporation
                                                             Office of Trade &
Services
June 1, 2023 Page 2
cc:       Cristopher Greer
FirstName LastName